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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             S C H E D U L E  1 3 G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )*

                              STAFF BUILDERS, INC.
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    852377100
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [x]        Rule 12d-1(b)

                 [ ]        Rule 13d-1(c)

                 [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No.    852377100


1        Names of Reporting Persons:
         I.R.S. Identification No. of above persons (entities only);

                  S Squared Technology Corp.
                  13-3594126

2        Check The Appropriate Box if a Member of a Group
                  (a)      |_|              not applicable
                  (b)      |_|

3        SEC Use Only

4        Citizenship or Place of Organization:  Delaware

Number of                  5        Sole Voting Power:            2,502,500 Shs.

Beneficially               6        Shared Voting Power:

 Owned by                           212,000 Shs.  (See Item 4 of this Schedule)

   Each                    7        Sole Dispositive Power:

 Reporting                          2,502,500 Shs. (See Item 4 of this Schedule)

Person With:               8        Shared Dispositive Power: 212,000 Shs.

9        Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,714,500 Shs.

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|


11       Percent of Class Represented by Amount in Row (9): 11.7%
               (See Item 4 of this Schedule)

12       Type of Reporting Person: IA


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ITEM 1.
             (a)   Staff Builders, Inc., a Delaware corporation ("Issuer").

             (b)   1981 Marcus Avenue, Lake Success, New York 11042.

ITEM 2.
             (a)   Person filing: S Squared Technology Corp.

             (b)   515 Madison Avenue, New York, New York 10022

             (c)   Delaware corporation

             (d)   Class A Common Stock, $.01 par value.

             (e)   CUSIP number: 852377100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) Or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

             (a)  |_|  Broker or dealer registered under section 15 of
                       the Act (15 U.S.C. 78o).

             (b)  |_|  Bank as defined in Section 3(a)(6) of the Act (15
                       U.S.C. 78c).

             (c)  |_|  Insurance company as defined in Section
                       3(a)(19) of the Act (15 U.S.C. 78c).

             (d)  |_|  Investment company registered under Section 8 of
                       the Investment Company Act of 1940 (15 U.S.C.
                       80a-8);

             (e)  |X|  An investment adviser in accordance with Section
                       240.13d-1(b)(i)(ii)(E);

             (f)  |_|  An employee benefit plan or endowment fund in
                       accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  |_|  A parent holding company or control person in
                       accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  |_|  A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  |_|  A church plan that is excluded from the definition of
                       investment company under Section 3(c)4 of the Investment Company Act of 1940(15 U.S.C. 80a-3);

             (j)  |_|  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



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ITEM 4.           OWNERSHIP.

                  (a) The person may be deemed the indirect beneficial owner of 2,714,500 shares of Class A common stock.

                  (b) The person may be deemed the indirect beneficial owner of 11.7% of the Class A common stock.

                  The shares were directly owned by limited partnerships for which the person is the sole general partner, by advisery accounts of the person for which it has dispositive power, and by the principal of the person and members of his family.

                  The Issuer had outstanding 23,201,508 shares of Class A common stock and 312,585 shares of Class B common stock. Certain Class B stockholders are entitled to 10 votes for each share of common stock beneficially owned. Consequently, the person's shares represented less than 10% of the votes exercisable by the holders of the Issuer's common stock.

                  (c) Number of shares as to which the person has:

                          (i) Sole power to vote or to direct the vote - 2,502,500 shares.

                         (ii) Shared power to vote or to direct the vote - 212,000 shares.

                        (iii)     Sole power to dispose or to direct
                                  the disposition of 2,502,500 shares.

                         (iv) Shared power to dispose or to direct the disposition of 212,000 shares.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.



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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 11, 1999
                                          ---------------------------------
                                                   Date

                                          S SQUARED TECHNOLOGY CORP.


                                          By: /s/ Seymour L. Goldblatt
                                              -----------------------------
                                                  Signature


                                          Seymour L. Goldblatt, President
                                          ----------------------------------
                                                  Name/Title





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